UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 2

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)

                              GULFWEST OIL COMPANY

                                (Name of Issuer)

                    COMMON STOCK, $O.OO1 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    40274P109

                                 (CUSIP Number)

                               J. Virgil Waggoner

                            c/o JVW Investments, Ltd.

                          1111 Bagby Street, Suite 2420

                              Houston, Texas 77002

                                 (713) 651-3003

            (Name, Address and Telephone Number of Person Authorized

                     to receive Notices and Communications)


                                 April 20, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13-d7.)

     Note: Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall 1be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 40274P109                                                 PAGE 2 OF 5


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              J. Virgil Waggoner, SSN ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[   ](b)    [   ]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS            PF


     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION                 USA


                   7.  SOLE VOTING POWER         10,053,929 (See Items 5 and 6)
 NUMBER OF
    SHARES
BENEFICIALLY       8.  SHARED VOTING POWER       None
  OWNED BY
      EACH
  REPORTING        9.  SOLE DISPOSITIVE POWER    10,053,929 (See Items 5 and 6)
    PERSON
     WITH
                  10.  SHARED DISPOSITIVE POWER  None


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           10,053,929 (See Items 5 and 6)

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES    [    ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  Approximately 60.3% based upon 16,646,461 shares of the Issuer's Common Stock (the "Common Stock") outstanding as of the date hereof and including 20,000 shares subject to presently exercisable Options held by the Reporting Person (See Items 5 and 6).

14.      TYPE OF REPORTING PERSON           Individual

                                 SCHEDULE 13D/A
CUSIP NO. 40274P109                                                 PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to shares of Common Stock, $0.001 par value per share, of GulfWest Oil Company (the "Company"). The address of the Company's principal executive offices is 397 N. Sam Houston Parkway East, Suite 375, Houston, Texas 77060,


ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) This Statement is being filed by J. Virgil Waggoner (the "Reporting Person"). The business address of the Reporting Person is 1111 Bagby Street, Suite 2420, Houston, Texas 77002. The Reporting Person is President and Chief Executive Officer of JVW Investments, Ltd., a private company. The principal address of JVW Investments, Ltd. is 1111 Bagby Street, Suite 2420, Houston, Texas 77002.

     (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Person purchased 419,600 and 12,500 shares of Common Stock in broker transactions for $.9375 and $.875 per share, respectively, for a total price of $404,312 in cash from personal funds. The Issuer granted the Reporting Person 127,945 shares of Common Stock as equity inducement and payment of interest for loans made to the Issuer. The Reporting Person was issued 10,000 shares as part of the Issuer's compensation plan for its board of directors. The Reporting Person converted $750,000 of funds loaned to the Issuer to 500,000 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

         The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D.

                                 SCHEDULE 13D/A
CUSIP NO. 40274P109                                                 PAGE 4 OF 5

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a) - (b) The Reporting Person beneficially owns and has sole voting and dispositive power for 10,053,929 shares of the Issuer's Common Stock, which includes (i) 432,100 shares purchased in broker transactions, (ii) 127,945 shares granted by the Issuer to the Reporting Person as equity inducement and payment of interest for loans made to the Issuer, (iii) 10,000 shares issued as part of the Issuer's compensation plan for directors, (iv) 500,000 shares issued upon the conversion of debt, and (iv) 8,983,884 shares previously reported on Form 13D and amendment 1 thereto, including 4,250,000 shares underlying convertible preferred stock which has since been converted and 20,000 shares subject to presently exercisable options. The Reporting Person's current beneficial ownership represents approximately 60.3% of the shares of the Issuer's Common Stock, based upon 16,646,461 shares of Common Stock issued and outstanding as of the date hereof.

         (c) The Reporting Person purchased 419,600 and 12,500 shares of Common Stock at $.9375 and $.875 per share, respectively, in two broker transactions on January 5, 2000.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

              None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

              None.

                                 SCHEDULE 13D/A
CUSIP NO. 40274P109                                                 PAGE 5 OF 5

                                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 3, 2000               /s/  J. Virgil Waggoner
                                       -------------------
                                        J. Virgil Waggoner